PE 12/18/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE



15008667

NO ACT

January 8, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-8-16

Thomas H. Redekopp
Duane Morris LLP
thredekopp@duanemorris.com

Re: Unitil Corporation
Incoming letter dated December 18, 2015

Dear Mr. Redekopp:

This is in response to your letters dated December 18, 2015 and December 21, 2015 concerning the shareholder proposal submitted to Unitil by Edith D. Neimark. We also have received a letter from the proponent dated December 20, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Edith D. Neimark
neimark@rci.rutgers.edu

January 8, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Unitil Corporation
Incoming letter dated December 18, 2015

The first proposal relates to director elections. The second proposal relates to executive compensation. The third proposal relates to the annual report.

There appears to be some basis for your view that Unitil may exclude the proposals under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Unitil's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Unitil omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Unitil relies.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Redekopp, Thomas [mailto:THRedekopp@duanemorris.com]
Sent: Monday, December 21, 2015 11:31 AM
To: shareholderproposals
Cc: Sandra L. Whitney
Subject: RE: Unitil Corporation -- Notice of Intent to Omit Shareholder Proposals from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling

Dear Ladies and Gentlemen:

On behalf of Unitil Corporation, please see the attached additional correspondence, dated December 19, 2015, from Ms. Edith Neimark relating to Unitil Corporation's letter requesting a no-action ruling.

Thank you.

Very truly yours,

-Tom

Thomas H. Redekopp
Partner

Duane Morris LLP
100 High Street, Suite 2400
Boston, MA 02110-1724
P: +1 857 488 4231
F: +1 857 284 0052

THRedekopp@duanemorris.com
www.duanemorris.com

From: Redekopp, Thomas
Sent: Friday, December 18, 2015 2:53 PM
To: shareholderproposals@sec.gov
Cc: neimark@rci.rutgers.edu; Sandra L. Whitney
Subject: Unitil Corporation -- Notice of Intent to Omit Shareholder Proposals from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling

Dear Ladies and Gentlemen:

On behalf of Unitil Corporation, please see the attached letter re: Notice of Intent to Omit Shareholder Proposals from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling.

Thank you.

Very truly yours,

-Tom

Thomas H. Redekopp
Partner

Duane Morris LLP
100 High Street, Suite 2400
Boston, MA 02110-1724
P: +1 857 488 4231

F: +1 857 284 0052

THRedekopp@duanemorris.com
www.duanemorris.com

From: Edith Neimark [mailto:neimark@rci.rutgers.edu]
Sent: Saturday, December 19, 2015 8:14 AM
To: Redekopp, Thomas
Subject: Re: Unitil Corporation -- Notice of Intent to Omit Shareholder Proposals from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling

These proposals were submitted in an attempt to bring Unitil into the current century by providing greater shareholder voice in its operations. It is quite clear the company does not wish to do so. I hold 1,000 shares of UNITIL common stock and have done so for decades as should be evident in company
records. I do not know how to evidence that other than by sending a statement from my broker, Chas. Schwab, which holds the stock for me. The rest of the information on such a statement is none of their business.

On 12/18/2015 2:53 PM, Redekopp, Thomas wrote:
Dear Ladies and Gentlemen: *What Gentlemen?*

On behalf of Unitil Corporation, please see the attached letter re: Notice of Intent to Omit Shareholder Proposals from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling.

Thank you.

Very truly yours,

-Tom

Thomas H. Redekopp
Partner

Duane Morris LLP
100 High Street, Suite 2400
Boston, MA 02110-1724
P: +1 857 488 4231
F: +1 857 284 0052

THRedekopp@duanemorris.com
www.duanemorris.com

From: Edith Neimark [mailto:neimark@rci.rutgers.edu]
Sent: Sunday, December 20, 2015 11:43 AM
To: Redekopp, Thomas; shareholderproposals
Cc: Sandra L. Whitney
Subject: Re: Unitil Corporation -- Notice of Intent to Omit Shareholder Proposals from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling

Mr. Redekopp:
I have received your fed-ex mailing and am upset, but not too surprised, at the lengths to which UNI TIL will go to silence shareholder complaint. UNITIL, like far too many American corporations, has a typical board of old boy
retired CEOs and professional board members with lots of past experience but little imagination, foresight, or
appreciation of modern technology who vastly overpay administrators for mediocre, or worse, performance: cf
Kodak and a long string of automobile manufacturers, two of which were revived at taxpayer expense. UNITIL has a Schwab rating of D--sell!
Sincerely,
Edith D. Neimark

On 12/18/2015 2:53 PM, Redekopp, Thomas wrote:
Dear Ladies and Gentlemen:

On behalf of Unitil Corporation, please see the attached letter re: Notice of Intent to Omit Shareholder Proposals from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling.

Thank you.

Very truly yours,

-Tom

Thomas H. Redekopp
Partner

Duane Morris LLP
100 High Street, Suite 2400
Boston, MA 02110-1724
P: +1 857 488 4231
F: +1 857 284 0052

THRedekopp@duanemorris.com
www.duanemorris.com

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December 18, 2015

VIA E-MAIL

U.S. Securities and Exchange
Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Unitil Corporation – Notice of Intent to Omit Shareholder Proposals from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling

Dear Ladies and Gentlemen:

This firm represents Unitil Corporation, a New Hampshire corporation (the "Company"). On behalf of the Company, we are submitting this letter pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude three (3) shareholder proposals (the "Proposals") submitted by Ms. Edith D. Neimark (the "Proponent") from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the "2016 Proxy Materials"). The Company requests that the Staff of the Commission's Division of Corporation Finance (the "Staff") not recommend enforcement action by the Commission against the Company if the Company excludes the Proposals from its 2016 Proxy Materials for the reasons discussed below. In accordance with Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2016 Proxy Materials with the Commission.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we also are sending a copy of this letter to the Proponent by electronic mail at neimark@rci.rutgers.edu. We also will send a copy of this letter to the Proponent by overnight courier. Rule 14a-8(k) and SLB 14D provide that shareholder proponents should send companies a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company in accordance with Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

The Proponent submitted the Proposals to the Company by letter dated March 24, 2015, which the Company received on March 27, 2015. A copy of the Proponent's letter (which includes the Proposals) is attached as Exhibit A. For your convenience, the three (3) Proposals are set forth below.

> Proposal I states:
>
> "It has become almost universal practice for all members of a company board of directors to stand for election each year. It is requested that Unitil observe this practice from 2017 and thereafter. The membership of the existing board has largely been in place for lengthy periods. New blood and fresh thinking would be useful."
>
> Proposal II states:
>
> "Most company proxies today contain the 'say on pay' vote on payment to major officers of the company. The Unitil proxy does not observe this practice. It is requested that it do so in the future."
>
> Proposal III states:
>
> "The Environmental Protection Agency is working to improve air quality. Many utilities include in their annual report a statement on compliance and the nature of their sources of electricity. Although the 2014 report does discuss the energy revolution and use of natural gas, there is no mention of whether nuclear, coal, or renewable sources of electric power are employed. This is of interest to shareholders. It is requested that such information be included in future annual reports."

REASONS FOR EXCLUSION

On April 10, 2015, the Company sent a letter to the Proponent (by electronic mail and overnight courier) that, among other things, (i) notified the Proponent that the Proposals failed several requirements of Rule 14a-8, (ii) described such failures, and (iii) notified the Proponent that the Company intended to exclude the Proposals from the 2016 Proxy Materials unless the Proponent corrected the problems in a timely manner. A copy of the Company's letter, as well as an electronic mail transmitting the letter, is attached as Exhibit B. The Proponent acknowledged (by electronic mail to the Company) the Proponent's receipt of the Company's electronic mail containing the Company's letter. A copy of the Proponent's acknowledgement, as well as additional electronic mail correspondence from the Proponent, is attached as Exhibit C.

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2016 Proxy Materials for the following reasons.

1. Eligibility Defect under Rule 14a-8(b). The Company may exclude all three (3) Proposals pursuant to Rule 14a-8(b) because the Proponent failed to demonstrate to the Company that the Proponent was eligible to submit a proposal. In particular, (i) the Proponent did not demonstrate that the Proponent continuously held (as a registered holder or beneficial holder) at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposals at the 2016 Annual Meeting of Shareholders for at least one year by the date the Proponent submitted the Proposals and (ii) the Proponent did not provide a statement that the Proponent intends to continue to hold the securities through the date of the 2016 Annual Meeting of Shareholders. The Company informed the Proponent of these eligibility defects in its letter to the Proponent but the Proponent did not adequately correct the deficiencies.

2. Procedural Defect under Rule 14a-8(c). The Company may exclude all three (3) Proposals pursuant to Rule 14a-8(c) because the Proponent submitted to the Company more than one shareholder proposal for consideration at the 2016 Annual Meeting of Shareholders. Therefore, the Proponent's submission failed to satisfy the procedural requirements in Rule 14a-8(c). The Company informed the Proponent of this procedural defect in its letter to the Proponent, but the Proponent did not adequately correct the failure.

3. Substantive Defect under Rule 14a-8(i)(8)(ii). The Company may exclude Proposal I pursuant to Rule 14a-8(i)(8)(ii) because Proposal I relates to the election of directors. Proposal I requests that all members of the Company's board of directors stand for election each year beginning in 2017 and thereafter. Proposal I would have the effect of removing some of the Company's directors from office in 2017 before their terms expire in 2018 because two of the Company's directors are currently serving terms that expire in 2018. The Company informed the Proponent of this substantive defect in its letter to the Proponent.

4. Substantive Defect under Rule 14a-8(i)(10). The Company may exclude Proposal II pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented Proposal II. Proposal II requests that the Company's proxy materials contain a "say-on-pay vote." At the Company's 2011 annual meeting of shareholders, a majority of the votes cast voted in favor of holding say-on-pay votes every three years. In light of that vote and other factors, the Company's board of directors determined that the Company would hold say-on-pay

votes every three years. The Company's next say-on-pay vote will be presented at the Company's 2017 annual meeting of shareholders. The Company informed the Proponent of this in its letter to the Proponent.

CONCLUSION

Based upon the foregoing reasons and analysis, we hereby respectfully request, on behalf of the Company, that the Staff confirm that it will not recommend enforcement action if the Proposals are excluded from the 2016 Proxy Materials. We would be pleased to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by phone at (857) 488-4231 and by email at thredekopp@duanemorris.com.

Kindly acknowledge receipt of this letter by return electronic mail. Thank you for your consideration of this matter.

Very truly yours,



Thomas H. Redekopp

THR
Attachments

cc: Edith D. Neimark
Sandra L. Whitney

Exhibit A

*** FISMA & OMB Memorandum M-07-16 ***

March 24,2015

Unitil Corporation
6 Liberty Lane West
Hampton, NH 03842

Shareholder Proposals

Dear Shareholder Representative:

The 2015 Unitil proxy material left me with an uncomfortable feeling that the company is not keeping up with the times but continues with the same old same old in many respects. My proposals are directed at several of them.

I. It has become almost universal practice for all members of a company board of directors to stand for election each year. It is requested that Unitil observe this practice from 2017 and thereafter. The membership of the existing board has largely been in place for lengthy periods. New blood and fresh thinking would be useful.

II. Most company proxies today contain the "say on pay" vote on payment to major officers of the company. The Unitil proxy does not observe this practice. It is requested that it do so in the future.

III. The Environmental Protection Agency is working to improve air quality. Many utilities include in their annual report a statement on compliance and the nature of their sources of electricity. Although the 2014 report does discuss the energy revolution and use of natural gas, there is no mention of whether nuclear, coal, or renewable sources of electric power are employed. This is of interest to shareholders. It is requested that such information be included in future annual reports.

I am a holder of 1,000 shares of UNITIL stock for decades as well as a shareholder in many other utility companies. While the above proposals may not comply with usual boiler plate for such proposals I trust the intent is clear.

Sincerely,



Edtih D. Neimark

Exhibit B

Whitney, Sandy

From: Whitney, Sandy
Sent: Friday, April 10, 2015 4:18 PM
To: 'neimark@rci.rutgers.edu'
Subject: Letter to Unitil Corporation
Attachments: Letter to E. Neimark - vFinal 4.10.15.pdf

Dear Ms. Neimark,

Thank you for your letter to Unitil Corporation ("Unitil") dated March 24, 2015. I appreciate you taking the time to write to express your proposals.

Attached please find an electronic copy of Unitil's letter of response, as required by Rule 14a-8 of the Securities Exchange Act of 1934. We will also send the original letter to you via overnight delivery for your receipt tomorrow, Saturday, April 11, 2015.

Kind regards,

Sandra L. Whitney
Corporate Secretary



Unitil Corporation
6 Liberty Lane West
Hampton, NH 03842

T 603-773-6561 • M 603-969-7148

www.unitil.com



April 10, 2015

VIA OVERNIGHT DELIVERY
AND ELECTRONIC DELIVERY

Edith D. Neimark
*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposals

Dear Ms. Neimark:

Thank you for your letter to Unitil Corporation ("Unitil") dated March 24, 2015.

I appreciate you taking the time to write to express your proposals. I will forward your letter to Unitil's board of directors for its consideration. Of course, I would be delighted to discuss your proposals. I can be reached toll-free at (800) 999-6501.

I should add, however, that in reading your letter, I am unsure whether you intend (i) to present your proposals at Unitil's 2016 annual meeting of shareholders and (ii) for your proposals to be included in Unitil's proxy materials for that meeting. If that is your intention, then, as required by Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8"), Unitil is obliged to tell you that your proposals fail to follow several of the eligibility and procedural requirements of Rule 14a-8 as described on Appendix A, which is included beginning on page 2. As such, Unitil intends to exclude your proposals from its proxy materials for its 2016 annual meeting of shareholders unless you adequately correct the problems outlined in a timely manner, as described on Appendix A. Also, any proposals submitted by a shareholder for consideration at Unitil's annual meeting of shareholders must comply with the requirements of Unitil's bylaws, as described on Appendix A.

Again, thank you for your letter. Please call me if you wish to discuss your proposals further.

Very truly yours,



Sandra L. Whitney
Corporate Secretary

Enclosure

cc: Mark H. Collin, Senior Vice President, Chief Financial Officer and Treasurer

Appendix A

If you intend (i) to present your proposals at Unitil's 2016 annual meeting of shareholders and (ii) for your proposals to be included in Unitil's proxy materials for that meeting, then, as required by Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8"), Unitil is obliged to tell you that your proposals fail to follow several of the eligibility and procedural requirements of Rule 14a-8 as described below. A copy of Rule 14a-8 is enclosed herewith.

First, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of Unitil's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. Also, you must continue to hold those securities through the date of the meeting.

If you are the registered holder of your securities (which means that you do not hold your shares through a broker or other third party, and that your name appears in Unitil's records as a shareholder), you have to provide Unitil with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. Unitil's records indicate that you are not a registered holder.

If you are not a registered holder, you must prove your eligibility to Unitil in one of two ways:

(i) The first way is to submit to Unitil a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the required amount of securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the Securities and Exchange Commission (the "SEC"), you may demonstrate your eligibility by submitting to Unitil:

   a. a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

   b. your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

   c. your written statement that you intend to continue ownership of the shares through the date of the meeting of shareholders.

Second, your three proposals fail the requirements of Rule 14a-8 because you may submit only one proposal to Unitil for a particular shareholders' meeting.

Third, your first proposal fails the requirements of Rule 14a-8 because it would have the effect of removing some of Unitil's directors from office in 2017 before their terms expire in 2018. This is because, at Unitil's upcoming 2015 annual meeting of shareholders, two directors will be elected with terms that expire in 2018.

Fourth, your second proposal fails the requirements of Rule 14a-8 because Unitil already has substantially implemented your second proposal. At Unitil's 2011 annual meeting of shareholders, a majority of the votes cast voted in favor of holding say-on-pay votes every three years. In light of that vote and other factors, Unitil's board of directors determined that Unitil will hold say-on-pay votes every three years. Unitil's next say-on-pay vote will be presented at Unitil's 2017 annual meeting of shareholders.

Unitil intends to exclude your proposals from its proxy materials for its 2016 annual meeting of shareholders unless you adequately correct the problems discussed above in a timely manner. To be timely, your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. To the extent required by Rule 14a-8, Unitil will file its reasons for excluding your proposals with the SEC and provide you with a copy.

Also, please note that, as described in Unitil's proxy statement for its 2015 annual meeting of shareholders:

- any proposal submitted by a shareholder for inclusion in Unitil's proxy material for Unitil's 2016 annual meeting of shareholders must be received by Unitil at its corporate headquarters by November 17, 2015; and
- Unitil's bylaws provide that any proposal submitted by a shareholder for consideration at Unitil's 2016 annual meeting of shareholders must be received by Unitil at its corporate headquarters not earlier than December 24, 2015 and not later than January 23, 2016. The proposal also must comply with the other requirements set forth in Unitil's bylaws.

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit C

Whitney, Sandy

From: Edith Neimark <neimark@rci.rutgers.edu>
Sent: Saturday, April 11, 2015 8:03 AM
To: Whitney, Sandy
Subject: Re: Letter to Unitil Corporation

Dear Ms. Whitney:

Thank you for your prompt and extensive reply to my attempt at initiating proposals that I believed would bring Unitil into the corporate culture of the twenty first century. I have held 1,000 shares of Unitil from the days when it was Fitchburg (albeit now with Schwab) and have accumulated ample evidence of what a stodgy utility it is. Your reply indicates serious effort to keep it that way. Even the Board of Scana, a comparable utility, has responded to shareholder comment by proposing to include one or possibly two shareholder nominees in future proxies. Other utilities describe their procedures to reduce carbon emissions. I regret that Unitil has not joined their ranks.

Sincerely,
Edith Neimark

On 4/10/2015 4:17 PM, Whitney, Sandy wrote:

> Dear Ms. Neimark,
>
> Thank you for your letter to Unitil Corporation ("Unitil") dated March 24, 2015. I appreciate you taking the time to write to express your proposals.
>
> Attached please find an electronic copy of Unitil's letter of response, as required by Rule 14a-8 of the Securities Exchange Act of 1934. We will also send the original letter to you via overnight delivery for your receipt tomorrow, Saturday, April 11, 2015.
>
> Kind regards,
>
> Sandra L. Whitney
> Corporate Secretary
>
> 
> Unitil
>
> Unitil Corporation
> 6 Liberty Lane West
> Hampton, NH 03842
>
> T 603-773-6561 • M 603-969-7148
>
> www.unitil.com
>
>

Whitney, Sandy

From:	Edith Neimark <neimark@rci.rutgers.edu>
Sent:	Monday, April 13, 2015 7:19 AM
To:	Whitney, Sandy
Subject:	UPS lettet

Thank you, Ms. Whitney, for the detailed instructions on submitting a proposal for the 2016 Proxy. Although it is clearly intended to be helpful I find it a bit overwhelming.

Sincerely,

Edith Neimark